Investment Level: $10,000

Perk

Twenty-five tickets for trip raffle

Signed, numbered limited edition unframed fine art print
"Ash and Dust" by Rob Whitehair, Artist & Mammalz CEO/Co-Founder

"Ash and Dust" is a **30"x30" limited edition** signed and numbered unframed print. Only 250 are available. It is a pigment print on acid-free 100% cotton heavy matte fine art paper that is accompanied by a Certificate of Authentication.



"Ash and Dust"

Artist Statement

"I made this as an ode to the 105 tons of elephant ivory stockpile that was burned in Kenya as a deterrent to poaching. This represents 6500 elephants that were slaughtered for their tusks. We are certainly better than this. For the elephants."

- Rob Whitehair